UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. 1)

China Biologic Products, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

16938C106
(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, NY  10017
(212) 878-0600

With a copy to:

Howard Zhang, Esq.
Davis Polk & Wardwell LLP
261F, Twin Towers West
B12, Jian Guo Men Wai Avenue
Beijing 100022
People's Republic of China
+(86) 10 8567 5002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16938C106
1.	Names of Reporting Persons. Warburg Pincus Private Equity X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,525,230*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,525,230*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,525,230*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%*
14.	Type of Reporting Person (See Instructions) PN

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Warburg Pincus X Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 144,770*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 144,770*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 144,770*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) less than 1%*
14.	Type of Reporting Person (See Instructions) PN

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Warburg Pincus X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,670,000*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,670,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,670,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%*
14.	Type of Reporting Person (See Instructions) PN

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Warburg Pincus X LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,670,000*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,670,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,670,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%*
14.	Type of Reporting Person (See Instructions) OO

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Warburg Pincus Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,670,000*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,670,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,670,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%*
14.	Type of Reporting Person (See Instructions) OO

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,670,000*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,670,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,670,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%*
14.	Type of Reporting Person (See Instructions) PN

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,670,000*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,670,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,670,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%*
14.	Type of Reporting Person (See Instructions) OO

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,670,000*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,670,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,670,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%*
14.	Type of Reporting Person (See Instructions) IN

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,670,000*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,670,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,670,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%*
14.	Type of Reporting Person (See Instructions) IN

_______________________
* See Item 5.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on November 24, 2010 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X”, and together with WP X, the “Funds”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”) and the sole general partner of each of the Funds, Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”) and the sole general partner of WP X LP, Warburg Pincus Partners, LLC, a New York limited liability company (“WPP LLC”) and the sole member of WP X LLC, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages each of the Funds, Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WPP LLC, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP LLC and WP collectively being referred to as the “Reporting Persons”). This Amendment No. 1 relates to the common stock, par value $0.0001 par value per share (the “Shares”), of China Biologic Products, Inc., a Delaware corporation (the “Company”).

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by inserting the following at the end thereof:

On December 10, 2010 (the “Closing Date”), pursuant to the May 2010 Stock Purchase Agreement, the Funds purchased 3,000,000 Shares from the May 2010 Selling Shareholders for an aggregate purchase price of $39,000,000.00, or $13.00 per Share; WP X purchased 2,907,000 Shares and WPP X purchased 93,000 Shares of such total.

Pursuant to Section 4(e) of the Stock Purchase Agreement, the Selling Shareholders have used their best efforts to obtain, and the Company has executed and delivered, a registration rights agreement with respect to the purchased Shares, a copy of which is attached hereto as Exhibit 1.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)      The percentages used herein are calculated based upon the 24,213,533 Shares outstanding as of November 12, 2010, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010.

WP X is the direct owner of 4,525,230 Shares representing approximately 18.7% of the outstanding Shares.  WPP X is the direct owner of 144,770 Shares representing approximately 0.6% of outstanding Shares.

Due to their respective relationships with the Funds and each other, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 4,670,000 Shares, representing approximately 19.3% of the outstanding Shares.  Each of WP, WP LLC, WPP LLC, WPX LLC, WP X LP, Mr. Kaye and Mr. Landy disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all the Shares.

(b)      WP X is deemed to share voting power and disposition power over 4,525,230 with each of the Reporting Persons (other than WPP X). WPP X is deemed to share voting power and disposition power over 144,770 Shares with each of the Reporting Persons (other than WP X). Each of the Reporting Persons (other than the Funds) is deemed to share with the Funds the power to vote or to direct the vote and to dispose or to direct the disposition of 4,670,000 Shares.

(c)      Except for the transactions described in this Item 5 and in Items 3 and 4 above, no other transactions in the Shares were effected by the Reporting Persons or any persons set forth on Schedule I to the Original Schedule 13D since the filing of the Original Schedule 13D.

(d)      Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by inserting following at the end thereof:

On December 10, 2010, the Funds entered into a registration rights agreement with the Company for the registration of the shares purchased by them pursuant to the May 2010 Stock Purchase Agreement.  The description of the registration rights agreement in this Amendment No. 1 is qualified in its entirety by reference to the registration rights agreement, a copy of which is attached hereto as Exhibit 1.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Registration Rights Agreement, dated December 10, 2010, among the Company, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2010

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC

By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Charles R. Kaye
Name: Charles R. Kaye
By: Scott A. Arenare, *Attorney-in-fact

JOSEPH P. LANDY

By:	/s/ Joseph P. Landy
Name: Joseph P. Landy
By: Scott A. Arenare, **Attorney-in-fact

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.